Mail Stop 4561

September 18, 2007

Robert A. Kotick
Chief Executive Officer
Activision, Inc.
3100 Ocean Park Blvd
Santa Monica, CA 90405

      Re: Activision Inc.
           Form 10-K for Fiscal Year Ended March 31, 2007
           Filed June 14, 2007
           Form 10-K/A for Fiscal Year Ended March 31, 2006
           Filed May 25, 2007
           File No. 1-15839

Dear Mr. Kotick:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Mark Kronforst
           Accounting Branch Chief